

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Nicholas Sorge, Sr.
Principal Executive Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, NY 11713

> **Re: Empire Global Gaming, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 22, 2010**
> **File No. 333-169531**

Dear Mr. Sorge:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please provide an explanation for the inclusion of footnote 3 in the "Calculation of Registration Fee" table since you do not have a filing history.

Prospectus Cover Page

2. Please clarify the apparent "best efforts," self-underwritten nature of the offering and revise to include the date when the offering will end. Please also revise to clarify, if true, that there will be no extensions of the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

3. Please revise to include the "Subject to Completion" legend contemplated by Item 501(b)(10) of Regulation S-K or confirm that you will not use the prospectus before the effective date of the registration statement.

<u>Prospectus Summary, page 3</u>

<u>Our Business, page 3</u>

4. Please revise to discuss the steps you have taken to date to become an operating company to include your product development and exclusive patent licenses.

5. We note that your auditor has issued a going concern opinion and that you must raise a minimum of $100,000 in the next 12 months otherwise you may have to cease operations. We also note your disclosure on page 30 that if you are not successful in selling 50% of the shares in the offering, you will have to seek a private placement of your stock or borrow funds from your principals. Please revise to disclose your monthly "burn rate" and the month you will run out of funds without additional capital. Also revise to state that you must raise additional proceeds in order to continue operations and implement your business plan and quantify the amounts needed for each.

6. Please reconcile the statement on page 3 that your officers devote 25% of their time to your business with the statement on page 7 that they will devote approximately 25 hours per week to your business.

7. See the fourth paragraph regarding your accumulated deficit of $20,054. Please reconcile this amount with the $63,087 accumulated deficit disclosed in the July 31, 2010 audited financial statements. Similar revision should be made to the second paragraph under "Company Overview, Business Development, History and Organization" at page 26. Also, expand the last paragraph under this heading to disclose that your auditors have issued a going concern opinion *'on your audited financial statements that raises substantial doubt as to your ability to continue as a going concern.'* Please also disclose the fiscal year end date you have chosen to be your fiscal year end.

<u>The Offering, page 3</u>

8. We note your disclosure that your common stock has no "Symbol." Please revise to clarify that there is no trading market for your common stock, you intend to apply for quotation on the Over-the-Counter Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you.

<u>Summary Financial Data, page 4</u>

9. The third sentence of the opening paragraph appears to be repetitive of the second sentence and should be deleted.

10. See the top of page 5 where *"References in this prospectus to "Empire Global Gaming,"* *"ADR,"...refer to Empire Global Gaming, Inc."* Please identify and disclose in this section the meaning of "ADR" or delete this acronym. Also, we note you use the acronym "EGGI" in the filing, which appears to refer to your initials. Please include this description in this paragraph, as appropriate.

Risk Factors, page 5

11. Please add a risk factor addressing the fact that there is no minimum amount to be raised in this offering and investors may lose their entire investment if the offering does not raise enough funds to sustain your business.

We are a development stage company with no prior operating history, page 5

12. Please clarify that you have incurred $63,087 of losses, rather than $10,805, since inception through July 31, 2010.

13. Revise to quantify the amount of "net losses" that you expect to incur in the foreseeable future or alternatively quantify your expected monthly "burn rate."

Insiders will continue to have substantial control over the company, page 9

14. Please reconcile your statement that your directors and officers beneficially own "approximately 100%" of your common stock with your disclosure in the "Security Ownership of Certain Beneficial Owners" table on page 31 which discloses beneficial ownership of 80.05%.

We will incur significant increased costs as a result of operating, page 10

15. Please quantify the anticipated costs of being a public company.

The gaming industry is highly regulated and we must adhere, page 12

16. Please quantify the anticipated costs of compliance with gaming industry regulations.

Use of Proceeds, page 17

17. See the first paragraph where you indicate the net proceeds are estimated to be approximately $2,500,000. We note this amount instead represents the gross proceeds and as disclosed on pages 1 and 20 of the Form S-1 Registration Statement, you expect offering expenses to be approximately $22,150 which would result in net proceeds of approximately $2,477,850. Please advise or revise the disclosures as appropriate.

18. In the third paragraph, we note your disclosure that the "company's proceeds from the offering will be $2,468,000 net of underwriting costs." Please reconcile this statement with your statements on the prospectus cover page that this offering is "self-underwritten" and that shares will be sold "without the use of an underwriter."

19. We note your disclosure on page II-1 that the total expenses to be incurred in connection with the offering is approximately $22,150. Please reconcile that disclosure with the amount disclosed in the third paragraph which discloses net proceeds of $2,468,000 which reflects total expenses of approximately $32,000.

20. Please delete the fifth sentence of the third paragraph or reconcile the disclosed net proceeds of $985,000 with net proceeds of $2,468,000 disclosed in the prior sentence.

21. With respect to the table on page 17, please provide a dollar ("$") sign indication as to the amounts. Also, please revise the amounts in the table to reflect the receipt and use of "net" rather than gross proceeds. Also, please ensure that the individual amounts, specifically the 75% and 100% columns, equate to the total amounts.

22. We note, from page 3, that you must raise a minimum of $100,000 in the next twelve months or you may be required to cease operations. In view of this fact, please expand your table to also include an assumption that gross proceeds of $100,000 were received (or $77,850 at net).

Dilution, page 18

23. We note your dilution calculations, after giving effect to the offering, appears to reflect the receipt of "gross" rather than net proceeds. Please revise the computations and disclosures on page 18 and 19 to instead reflect the receipt of net proceeds in calculating the dilution amounts.

Directors, Executive Officers, Promoters and Control Persons, page 20

Identification of Officers and Directors, page 20

24. Please disclose the principal business of Pallets R Us, Inc.

No Involvement in Certain Legal Proceedings, page 21

25. Please revise to include the information required by Item 401(f) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 22

Price Range of Securities, page 22

26. Please reconcile your statement that you have "obtained a market maker" with your disclosures on pages 7 and 25 that you have not obtained or approached any broker-dealer regarding an application for quotation on the Over-the-Counter Bulletin Board.

Shares Eligible for Future Sale, page 24

27. Please revise the first paragraph to refer to the correct number of shares outstanding upon completion of the offering and also the number of restricted shares held by your directors and officers as detailed in the "Security Ownership of Certain Beneficial Owners" table on page 30.

28. Please advise us why the shares of restricted stock held by your directors and officers will become eligible for resale in 2009. We note that you were formed in May of 2010.

Description of Business, page 26

Company Overview, Business Development, History and Organization, page 26

29. Please revise here and in your Our Business section on page 3 to provide a clear picture of your business at the time of effectiveness and, in particular, its anticipatory nature. Since you do not appear to have commenced operations or to have completed many of the steps in your business plan, all expectations should be clearly identified as such.

30. Please revise to disclose in greater detail your principle products and services, their distribution methods, their development status, names of principle suppliers, their interaction with your exclusive patent licenses, and your role in the design, manufacturing and production of these products and services versus your suppliers' and other third parties' roles. To the extent your business will focus on the development, operation and promotion of the intellectual property related to the Balanced American Roulette game as contemplated by the license agreement with Nicholas Sorge, Sr., please discuss the importance of the game to your business and how you intend to utilize the related intellectual property. Refer to Item 101(h)(4) of Regulation S-K.

31. Please expand the first paragraph to disclose that five of your patents have been exclusively licensed to you from your President, Nicholas Sorge, Sr., as disclosed in the first paragraph on page 21. Disclose the length of the license agreement, and disclose if true, that you acquired the patents from Mr. Sorge at historical cost, which was determined to be zero.

32. Please disclose any other material terms of your license agreement with Nicholas Sorge, Sr., including the royalty provisions. Please also disclose the duration of your patents and the need for any government approval of principal products or services. Refer to Item 101(h)(4) of Regulation S-K.

Plan of Operations – In General, page 26

33. Please revise to include a more detailed plan of operations to include specific information about the timelines accompanying each proposed step in your business plan so that an investor can get a clearer picture of how and when you expect to reach revenue generation and the associated costs.

34. Revise here and in the Patent section on page 27 to provide a clear picture of how your exclusive patent licenses will interact with your products and services and lead to revenue generation. Are you going to design and manufacture the gaming machines and hardware or are you going to predominately focus on sublicensing your patent rights to other licensees?

35. You state that you control new technology that will have a "profound impact" on roulette games worldwide and you will "transform" the game of roulette throughout the world. Please revise to state the basis for these statements. To the extent they represent your beliefs, please revise accordingly and state the basis for these beliefs.

Research and development in the last two years, page 28

36. As you have been organized since May 11, 2010 and all of your costs are reflected in the category of general and administrative expenses, please revise the disclosures to indicate this and eliminate references to the past two years and other operating expenses. To the extent research and development costs were material, please reflect in a separate line item within G&A expenses on page F-3.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 29

37. Please expand to indicate you have just recently commenced operations in June 2010, as disclosed in the first paragraph on page 26, and explain the nature of your operations to date. Please also clarify that although you have 16 U.S. patents, you have not developed or manufactured any products for use of the patents for license, lease, or sell to third parties, if true. Also, indicate you anticipate using a portion of the net proceeds to construct prototypes.

38. See the results of operations paragraph. Please clarify you have no meaningful results of operations for the period ended July 31, 2010, rather than September 30, 2010.

39. Please disclose whether or not you have any available lines of credit and that, if true, you have no commitments, written or oral, from officers, directors or shareholders to provide you with advances, loans or other funding of your operations.

40. Please disclose that your auditors have issued a going concern opinion on your audited financial statements that raises substantial doubt as to your ability to continue as a going concern. In addition, please disclose the fact that you must raise a minimum of $100,000 in the next twelve months or you may be required to cease operations, possibly permanently.

Cash Flows and Capital Resources, page 30

41. Please reconcile your statement in the first paragraph that you have "no cash with which to satisfy any future cash requirements" with your balance sheet as of July 31, 2010 and your statement of cash flows for the period May 11, 2010 to July 31, 2010 which both disclose a cash balance of $103,438.

42. We note your disclosure that you must raise a minimum of $100,000 to satisfy your cash requirements for the next 12 months. We also note your disclosure that if you are not successful in selling 50% of the shares in the offering, you will have to seek a private placement of your stock or borrow funds from your principals. Please revise to clarify your expected near term and long term financing requirements which are necessary to implement your business plan, the timing of such demands, and the impact on the company if the funding cannot be obtained. If long term financing beyond the maximum aggregate amount of this offering will be required to implement your business plan, please quantify. Please also revise the third risk factor on page 6 accordingly.

43. See the last sentence of the first paragraph under Cash Flows and Capital Resources. Please reconcile this disclosure with the 1,000,000 common shares issued to accredited investors at page F-12, if this was a private offering.

Certain Relationships and Related Party Transactions, page 30

Transactions with Management and Others, page 30

44. Please include disclosure at the beginning of the second paragraph that a total of 49,000,000 common shares were issued to your founders as of May 11, 2010 for services rendered to you, at par value in the form of non-cash consideration of $49,000. Also, identify that your current management, Mr. Sorge and Ms. Marsh received an aggregate of 41,000,000 of such founder shares. Please disclose and identify the significant other parties who received the remaining balance of the 8,000,000 founders' shares.

45. As the founders' shares have been issued and identified as such, it would appear no future service would be required to earn these shares. To the extent future service is required that will involve vesting of such shares, the financial statements should be revised to classify the appropriate number of common shares as issued, but unearned (i.e., classified as a liability). Alternatively, please delete all references to 'future services' in connection with the issuance of these founders' shares. Please confirm our assumption that the founders' shares are presumed to be vested at the time of issuance, without the requirement to render future service; otherwise explain to us your accounting treatment for classification as equity of all founders' shares as issued and outstanding at July 31, 2010.

46. Please revise to include disclosure related to the License Agreement by and between you and Nicholas Sorge, Sr. filed as Exhibit 10.1 to include material terms of the transaction. Refer to Item 404(d)(1) of Regulation S-K.

Executive Compensation, page 30

Summary Compensation Table, page 30

47. We note that you have provided information for the 2008 fiscal year. Please revise to clarify that the disclosed information is for the 2010 fiscal year covering the period from your formation to the date of filing the registration statement.

48. Please confirm that the amounts listed in the "Stock Awards" column of the "Summary Compensation" table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please also revise to include a footnote disclosing all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

49. We note in the first paragraph following the "Summary Compensation" table that you reference a grant of 40,000,000 shares of restricted stock to your directors and executive officers. We also note earlier on page 30 that you reference a grant of 41,000,000 shares of restricted stock. Please reconcile these two disclosures.

Security Ownership of Certain Beneficial Owners, page 30

50. We note that you filed your registration statement on September 22, 2010 and have provided information for this section as of September 30, 2010. Please revise to provide information as of the most recent practicable date which should proceed your date of filing.

Employment Contracts, page 31 and Compensation Arrangements of Services Provided as a
Director, page 31

51. We note your references to "sole officer/director" and "sole director" in each respective
    section. Please revise each respective section to discuss your arrangements with each of
    your two directors and executive officers.

Financial Statements

Accountants Report, page F-1

52. For clarity, please revise to identify the financial statements using their actual titles. For
    example, the first paragraph should state (if true) that the "Statement of Operations and
    Accumulated Deficit" has been audited. It should also state that the "Statement of
    Changes in Shareholders' Deficit" has been audited, if that is the case. Finally, the titles
    in the third paragraph should be revised to be consistent with those used in the first
    paragraph.

53. You state, throughout the filing, that your auditors have issued a going concern opinion
    on your audited financial statements. The footnotes to your financial statements include
    disclosures with respect to the going concern matter. However, the audit report included
    in the filing, and apparently issued by your auditors, does not contain the required
    explanatory paragraph describing this uncertainty. Please request that your auditors
    revise their report as appropriate. The consent should be revised to make reference to this
    paragraph.

Balance Sheet, page F-2

54. Expand the line item description of "Accumulated deficit" to instead be "Accumulated
    deficit during the development stage."

Statement of Changes in Shareholders' Deficit, page F-4

55. Please revise the last line description to be July 31, 2010 rather than December 31, 2009.

Note 2. Going Concern, page F-10

56. In the second paragraph, please clarify that had a net loss of $63,087 rather than $14,087
    for the period ended July 31, 2010.

Note 4. Related Party Transactions, page F-12

57. Please expand this section to include the related party transactions as described in the second and third paragraphs under Transactions with Management and Others on page 30.

Note 5. Subsequent Events, page F-12

58. Please revise the date to which the financial statements were evaluated for subsequent events. In this regard, the date should at least coincide the report issuance date of September 20, 2010 rather than September 7, 2010.

Note 6. Common Stock, page F-12

59. Please clarify that the 49,000,000 founder shares were issued for non-cash consideration and valued at par value of $49,000.

60. Please tell us the date or dates on which the 1 million common shares were sold. Tell us the extent to which these sales were to unrelated third parties rather than related parties or associates.

Age of Financial Statements

61. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

62. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

63. Please revise your consent to indicate "We hereby consent to the use in this Form S-1 Registration Statement, Amendment No. (*insert amendment number*) of our report dated September 20, 2010 relating to the consolidated financial statements of Empire Global Gaming, Inc. as of July 31, 2010 and for the period from May 11, 2010 (date of inception) through July 31, 2010. We also consent to the reference of our firm under the heading 'Interests of Named Experts' in such Registration Statement."

Item 14. Indemnification of Directors and Officers, page II-1

64. We note your disclosure regarding indemnification provisions in your articles of incorporation and bylaws on page II-3. Please file your "Amended and Restated Articles of Incorporation" as an exhibit to your next filing or advise. Also, please advise whether your bylaws have been amended. We note the reference to "Article X, Sections 1 through 7" but do not see corresponding sections in your bylaws filed as Exhibit 3.2.

Item 15. Recent Sales of Securities, page II-3

65. We note your disclosure in "Note 6. Common Stock" to your financial statements on page F-12 that you sold 1,000,000 shares to accredited investors for $125,000. Please revise to include the information required by Item 701 of Regulation S-K for all 50,000,000 shares outstanding.

Item 17. Undertakings, page II-4

66. Please provide the undertaking set forth in Item 512(h) of Regulation S-K or advise.

Signatures, page II-7

67. Please revise the first half of your signature page in accordance with the Form S-1 instructions for signatures.

68. Please revise the second half of your signature page to include the signature of your principal financial officer. To the extent Ms. Marsh is the company's principal financial officer, please revise to clarify.

Exhibit 5.1, Opinion and Consent of Counsel

69. Please revise to include a statement in which counsel opines that the securities to be issued will be "fully paid." Refer to Item 601(b)(5) of Regulation S-K.

Exhibit 10.1, License Agreement

70. We note the apparent omission of certain information on page 12 of the agreement. Please refile to include all schedules and attachments. Please also include the conformed signatures on page 11.

71. It appears that this agreement only relates to one patent. Please tell us, with a view towards revised disclosure in the prospectus, the nature of your arrangements related to the other 15 patents.

Exhibit 99.1, Subscription Agreement

72. Please delete the first sentence and the associated subscriber representation, as it is not appropriate to ask subscribers to represent that they have read and understand the matters set forth in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Henry C. Casden
     Attorney at Law
     Fax: (760) 406-5799